SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                      Commission File Number:  333-75791

                                 (Check One):

                       [   ] Form 10-K and Form 10-KSB
                       [   ] Form 11-K
                       [   ] Form 20-F
                       [ X ] Form 10-Q and Form 10-QSB
                       [   ] Form N-SAR


For Period Ended:          March 31, 2002

[   ] Transition Report on Form 10-K and Form 10-KSB

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q and Form 10-QSB

[   ] Transition Report on Form N-SAR

For the Transition Period Ended:
___________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or
Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

                                    PART I
                            REGISTRANT INFORMATION

Full Name of Registrant:   Patriot Motorcycle Corporation

Former Name if Applicable: Royal Financial Corporation

Address of Principal Executive Office (Street and Number): 245 Citation Circle

City, state and zip code: Corona, CA  92880

Phone Number: (909) 735-2682

                                   PART II
                            RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

[X]     (a)     The reasons described in reasonable detail in Part III of
                this form could not be eliminated without unreasonable effort or expense.

[X]     (b)     The subject annual report, semi-annual report, transition
                report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]    (c)     The accountant's statement or other exhibit required by
                Rule 12b-25(c) has been attached if applicable.

                                 PART III
                                 NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

        We are unable to file timely the Form 10-QSB for our second quarter ending March 31, 2002 because of difficulties that we encountered in collecting and finalizing raw data in time for our accountants to be able to prepare the required financial statements. The difficulties are attributable to our recent downsizing caused by the current market
conditions.   We will file our Form 10-QSB no later than May 20, 2002.


                                  PART IV
                             OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

Kenneth S. August, Esq.                       (949)        553-5000

(Name)                                     (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such other shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes   [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Patriot Motorcycle Corporation
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               [Name of Registrant as Specified in Charter]

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  5/15/02  By: /s/ Michel Attias
                        ----------------
                        Michel Attias
                        CEO, President, Director, Secretary